Concordia International Corp. Provides Update On Its Recently Completed Recapitalization Transaction
MISSISSAUGA, ON., September 11, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today at the request of market regulators announced that as part of the Company’s recently completed and previously announced recapitalization transaction (the “Recapitalization Transaction”), the Company completed on September 6, 2018, a US$586.5 million private placement for new equity at a price of US$13.69 per limited voting share, as also described in the Company's management information circular dated May 15, 2018.
Concordia currently has 48,913,504 limited voting shares issued and outstanding, which will commence trading on the Toronto Stock Exchange today, September 11, 2018, under the symbols CXR (in Canadian dollars) and CXR.U (in US dollars).
The equity components of the Recapitalization Transaction completed on September 6, 2018, consisted of:

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US$586.5 million in cash invested pursuant to a private placement by certain parties that executed a subscription agreement with Concordia, dated May 1, 2018, in exchange for new limited voting shares of Concordia representing in the aggregate approximately 87.69% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction;

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the Company’s unsecured debt in the aggregate principal amount of approximately US$1.6 billion, plus accrued and unpaid interest, was exchanged for new limited voting shares of Concordia representing in the aggregate approximately 11.96% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction; and

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the Company’s previous common shareholders retained their common shares, subject to a 1-for-300 common share consolidation and re-designated as limited voting shares, and representing approximately 0.35% of the outstanding limited voting shares upon implementation of the Recapitalization Transaction.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: the expected commencement of trading of limited voting shares on the Toronto Stock Exchange. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the trading of limited voting shares on the TSX not commencing when anticipated, Concordia’s inability to focus and execute on the key strategic, guiding principles and operational imperatives described herein, risks relating to the cancellation of all equity interests other than the common shares, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company's inability to become a leading European specialty "off-patent" medicines player, the inability to implement the Company's go-forward strategy or to implement such strategy within the expected timeline, risks associated with the Recapitalization Transaction including the CBCA process not providing the protection sought by Concordia, third parties not complying with the orders entered in the CBCA proceedings and taking steps against Concordia and its subsidiaries, the Recapitalization Transaction not being the best financial path forward for the Company, alternatives to the Recapitalization Transaction that may be available to the Company which are better suited for the Company, the inability of the Recapitalization Transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, the inability of Concordia to implement its strategic priorities, the inability of Concordia to create value for all stakeholders, the inability of Concordia to align its business operations and growth prospects, the fact that Concordia may not issue exciting news or be able to implement actions that would result in exciting news, risks associated with the management incentive plan, including, without limitation, the dilution that may result from the issuance of securities under the management incentive plan, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, including the investigations by the United Kingdom’s Competition and Markets Authority, the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act) risks associated with regulatory and/or government intervention on the price of the Company’s products, risks relating to supply, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company's products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company's products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company's products, higher than expected erosion of the volume of sales of Concordia's products, the impact of non-FDA approved products on the sales of Concordia's products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com